Code of Ethics
Chief Executive and Senior Financial Officers

Versadial, Inc. (“Versadial” or the “Company”) is committed to conducting its business in accordance with applicable laws, rules and regulations, to the highest standards of business ethics and with full and accurate financial disclosure. This Code of Ethics for the Chief Executive and Senior Financial Officers (“Code of Ethics”), is applicable to the Company’s Chief Executive Officer, Chief Financial Officer and Corporate Controller (together, “Senior Officers”) and sets forth specific policies as a guide in the performance of their duties.

Senior Officers of the Company must comply with applicable laws, rules and regulations. They also have a responsibility to conduct themselves in an honest and ethical manner. They have leadership responsibilities that include creating a culture of high ethical standards and commitment to compliance, and maintaining a work environment that deters wrongdoing, encourages employees to raise concerns, and promptly addresses employee compliance concerns.

All the Company employees are subject to the Versadial Inc. Corporate Code of Business Ethics, which sets forth the fundamental principles and key policies and procedures that govern them in the conduct of Versadial’s business. In addition, Senior Officers are bound by the requirements and standards set forth in this Code of Ethics.

Compliance with Laws, Rules and Regulations

Senior Officers are required to comply with all applicable laws, rules and regulations governing the conduct of our business and to report any suspected violations to our Board of Directors , and if the Board of Directors forms an Audit Committee (“Audit Committee”), to the Audit Committee.

Conflicts of Interest

A conflict of interest occurs when a Senior Officer’s private interests interfere in any way with the interests of the Company as a whole. Senior Officers should conduct the Company’s business in an honest and ethical manner, which includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

Before making any investment, accepting any position or benefits, participating in any transaction or business arrangement or otherwise acting in a manner that creates or appears to create a conflict of interest, Senior Officers must obtain prior approval from the Board of Directors or if an Audit Committee has been formed, the Audit Committee.

Disclosures

As a public company, Versadial is required to file various periodic and other reports with the Securities and Exchange Commission (“SEC”). It is the Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the SEC and in all other public communications made by the Company. Senior Officers are required to promote compliance with this policy in their area of responsibility and amongst their colleagues and to abide by all Company standards, policies and procedures designed to promote compliance with this policy.

Compliance with the Code

If a Senior Officer knows of or suspects a violation of the Code of Ethics, the information must immediately be reported to the Board of Directors or if an Audit Committee has been formed, the Audit Committee.

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge.

Waivers of the Code

Should Senior Officers wish to seek a waiver of the Code of Ethics they must make full disclosure of their particular circumstances to the Board of Directors or if an Audit Committee has been formed, Audit Committee. Only the Board of Directors or if an Audit Committee has been formed, the Audit Committee may grant waivers of or a change to a provision of the Code. Changes in and waivers of this Code of Ethics will be disclosed as required under applicable laws and regulations.